SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as specified in its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: y	Form 40-F: o

(Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.)

Yes: o	No: y

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

Enclosure:

A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release issued by Moody’s Investors Service (Moody’s) entitled “Moody’s Review PLDT’s Ba1 Local Currency Rating for Possible Upgrade; Affirms Ba2 Foreign Currency Ratings with a Negative Outlook”.

March 29, 2006

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release issued by Moody’s Investors Service (Moody’s) attached thereto entitled “Moody’s Review PLDT’s Ba1 Local Currency Rating for Possible Upgrade; Affirms Ba2 Foreign Currency Ratings with a Negative Outlook”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Corporate Disclosure Requirements.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

March 29, 2006

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with a press release issued by Moody’s Investors Service (Moody’s) attached thereto entitled “Moody’s Review PLDT’s Ba1 Local Currency Rating for Possible Upgrade; Affirms Ba2 Foreign Currency Ratings with a Negative Outlook”.

Very truly yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  March 29, 2006

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553; 816-8556

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a press release issued by Moody’s Investors Service (Moody’s) entitled “Moody’s Review PLDT’s Ba1 Local Currency Rating for Possible Upgrade; Affirms Ba2 Foreign Currency Ratings with a Negative Outlook”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: March 29, 2006

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

Moody’s Investors Service Global Credit Research

Rating Action

29 MAR 2006

Rating Action: Philippine Long Distance Telephone Company

MOODY'S REVIEW PLDT'S Ba1 LOCAL CURRENCY RATING FOR POSSIBLE UPGRADE; AFFIRMS Ba2 FOREIGN CURRENCY RATINGS WITH A NEGATIVE OUTLOOK

Hong Kong, March 29, 2006 --Moody's Investors Service today placed the Ba1 local currency corporate family rating of the Philippine Long Distance Company (PLDT) on review for possible upgrade. At the same time, Moody's affirmed PLDT's Ba2 foreign currency senior unsecured ratings, with a negative outlook.

"The review has been prompted by a continual improvement in PLDT's financial profile and the consolidation of its strong operating profile," says Charles Macgregor, Moody's Vice President/Senior Credit Officer.

"The company commands over 60% of revenue in the Philippines telecommunications market, where there is only one major competitor, which provides PLDT with a healthy platform for cash flow generation," adds Macgregor, who is the lead analyst for the company.

The review will focus on: [1] growth prospects; [2] capex requirements given prospective investment in 3G technology and a next generation fixed network; [3] possible structural subordination, given debt at its Smart Cellular subsidiary; [4] financial policies for the next 2-3 years; and [4] PLDT's liquidity risk profile to ensure that it is appropriate for an investment grade company. Moody's expects to complete its review by the end of June 2006.

PLDT's foreign currency senior unsecured debt rating of Ba2 -ve is above the Philippines' foreign currency country ceiling of B1 -ve. The foreign currency senior unsecured debt rating incorporates convertibility risk, which is the likelihood of the government declaring a debt moratorium to counter a foreign currency crisis. Moody's views foreign currency bonds subject to international law as less likely to be subject to a debt moratorium than foreign currency obligations subject to local law. Therefore, there is a differential between PLDT's foreign currency bond rating and the sovereign rating. As such, PLDT's foreign currency bond rating is a function of its own risk of default and the probability of a Philippine government default on its foreign debt (implied by its B1 rating), the likelihood that the government would declare a moratorium in the event of a default, and if it did, the chances that it would exempt a company such as Globe.

Moody's affirmation of PLDT's foreign currency ratings reflects the correlation with the Philippine sovereign country ceiling. PLDT's foreign currency ratings are unlikely to rise absent either an improvement in the sovereign rating or a significant improvement in PLDT's local currency rating.

Philippine Long Distance Company, based in Manila, Republic of the Philippines, is that country's leading provider of integrated telecommunications services.

Sydney

Brian Cahill

Managing Director

Corporate Finance Group

Moody's Investors Service Pty Ltd

JOURNALISTS: (612) 9270-8102

SUBSCRIBERS: (612) 9270-8100

Sydney

Charles F. Macgregor

VP -Senior Credit Officer

Corporate Finance Group

Moody's Investors Service Pty Ltd

JOURNALISTS: (612) 9270-8102

SUBSCRIBERS: (612) 9270-8100

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Moody's Investors Service Pty Limited does not hold an Australian financial services licence under the Corporations Act. This credit rating opinion has been prepared without taking into account any of your objectives, financial situation or needs. You should, before acting on the opinion, consider the appropriateness of the opinion having regard to your own objectives, financial situation and needs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By :

Name : Ma. Lourdes C. Rausa-Chan

Title : Corporate Secretary

Date: March 29, 2006